VIA EDGAR

August 14, 2013

Re:	Murphy USA Inc.
Registration Statement on Form 10
File No. 001-35914

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Ransom:

Murphy USA Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement on Form 10 (File No. 001-35914) (as amended to date, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4 p.m. Eastern Daylight Time on August 16, 2013, or as soon thereafter as is practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the reasons for this request are as follows: the Board of Directors of Murphy Oil Corporation, a Delaware corporation (“Murphy Oil”), has taken several actions in connection with the spin-off (the “Spin-off”) of the Company from Murphy Oil, including establishing the distribution ratio for the Spin-off, setting August 21, 2013 as the record date for the distribution of shares of common stock of the Company, and setting a distribution date of August 30, 2013. Murphy Oil and the Company would like to commence immediately the process of printing the Information Statement, which is filed as an exhibit to the Registration Statement, and mailing it as soon as possible following the record date.

The Company hereby acknowledges that:

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should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

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the action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

August 14, 2013

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please do not hesitate to contact the undersigned at (870) 875-7517. We respectfully request that we be notified of the effectiveness of the Registration Statement by a telephone call to the undersigned and that such effectiveness also be confirmed in writing.

Sincerely,

Murphy USA Inc.

By:	/s/ John A. Moore
Name: John A. Moore
Title: Senior Vice President, General Counsel and Secretary

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